UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-260711) and on Form F-3 (File Nos. 333-267724 and 333-275940) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 1, 2024, pursuant to the Registration Rights Agreement (the “RRA”), dated December 6, 2023, as amended, by and among Cazoo Group Ltd (“Cazoo” or the “Company”) and shareholder parties thereto (the “Holders”), the Company notified the Holders that it may elect to voluntarily delist its Class A ordinary shares, par value $0.20 per share (the “Shares”), from the New York Stock Exchange and may seek to deregister its Shares and related warrants under the Securities Exchange Act of 1934, as amended, in thirty days. The Company expects to provide more information regarding potentially electing to delist and deregister its Shares and warrants in the near future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: March 1, 2024	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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